NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOL: RUS

RUSSEL METALS ANNOUNCES 3RD QUARTER 2005 EARNINGS OF $0.51PER SHARE AHEAD OF CONSENSUS ESTIMATES AND THE PREVIOUS QUARTER

TORONTO, CANADA -- October 27, 2005 -- Russel Metals reported 2005 third quarter net earnings of $25.9 million or $0.51 per share. These earnings were stronger than the second quarter of 2005, and were the second best third quarter in our history.  The extraordinary market conditions experienced in the third quarter of 2004 generated net earnings of $58.6 million or $1.18 per share.  The gross margins and operating profits as a percentage of revenue improved in all business segments in the third quarter of 2005 versus the second quarter of 2005.   Declining steel prices have reduced our profit margins in 2005 for all business segments, compared to the exceptionally high profit margins experienced in the same period of 2004, due to increasing steel prices.  In the third quarter of 2004, our metals service centers realized large inventory holding gains of approximately $16 million, as steel prices and surcharges jumped, compared to inventory holding losses of approximately $8 million realized in the third quarter of 2005.

Bud Siegel, President and Chief Executive Officer, commented:  "If the summer months prove to have been the bottom of the current pricing cycle, then the industry will have demonstrated the pricing discipline needed to prevent the free fall in pricing created by the producers.  The third quarter’s strong earnings in a tough price environment is very encouraging and reflects the changes we made to the Company through our successful acquisitions since 2001 and the recapitalization of the balance sheet in 2004.

Our $84.6 million positive cash flow from operating activities generated in the third quarter further strengthened our industry leading balance sheet.  The strong counter cyclical cash generation is a contributor to our Company’s ability to return significant cash flow to our shareholders through our S&P/TSX Composite Index leading quarterly dividend, and at the same time allow us to grow the business should prudent investment opportunities present themselves."

The net earnings for the nine months ended September 30, 2005 were $82.9 million or $1.64 per share, versus $134.3 million or $2.77 per share in 2004.  The decline in comparative nine-month earnings was as a result of the same factors that influenced the quarter discussed above.  In the first nine months of 2005, we estimated the inventory holding losses in the metals service centers to be approximately $34 million.  Considering the inventory holding gain for 2004, this represents an approximate $97 million before tax reduction in operating profits year over year.

The revenue for the nine months ended September 30, 2005 was $1,968 million up 10% from $1,789 million for the same period of 2004.  Revenue is up in all three operating segments.  The strongest revenue growth is in energy tubular products, which are up 50% year to date due to greater volumes and higher average selling prices.  Metals service centers and steel distributors are both up year to date due to higher selling prices, but both segments were down in the third quarter due to lower selling prices when compared to the third quarter of 2004.  The 2005 third quarter revenues were $630 million, down 9% from the third quarter 2004 revenues of $689 million.  Steel prices reached the peak of the current cycle in the second half of 2004 and have declined since, although they appear to have leveled off and even increased in certain products during the third quarter of 2005.

Brian Hedges, Executive Vice President and Chief Financial Officer, added:  "The third quarter 2005 cash generated from operating activities was $85 million, which reflects both the high level of profit generated in operations and our continuous focus on working capital management.  Both inventory and accounts receivable decreased in the quarter, generating $65 million in cash. Inventory turns in the metals service centers reached 5.4 turns for the quarter. The year to date cash generated by operating activities was $65 million and includes the $100 million cash outflow in the first quarter for the 2004 taxes and bonuses.  The net interest bearing debt is currently $203 million or 29% of capitalization, the strongest in the Company's history."

The Board of Directors approved a quarterly dividend of 25 cents per common share payable December 15, 2005 to shareholders of record as of November 10, 2005.

The Company will be holding an Investor Conference Call on Friday, October 28, 2005 at 11:00 a.m. ET to review its third quarter results for 2005.  The dial in telephone number for the call is 1-800-291-5032.

For those unable to participate in the conference call, it will be recorded and available for listening at 1-800-558-5253 until midnight, November 4, 2005.  You will be required to enter reservation number 21214192 in order to access the call.

Additional supplemental financial information is available in our investor conference call package located on our website at www.russelmetals.com/english/investor/conference.html.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three distribution segments: metals service centers, energy tubular products and steel distributors, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Wirth Steel and York-Ennis.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com
Website: www.russelmetals.com